Mail Stop 4561

October 28, 2008

Mr. Jonathan Oorlog
Chief Financial Officer
Gateway Tax Credit Fund III Ltd.
800 Carillon Parkway
St. Petersburg, FL 33716

> **Re: Gateway Tax Credit Fund III Ltd.**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2007**
> **File No. 0-21762**

Dear Mr. Oorlog:

We have reviewed your response letter dated September 19, 2008 along with your letter dated August 29, 2008 (as supplemented by an additional letter dated September 12, 2008) requesting reconsideration of materiality and the applicability of Rules 3-09 and 4-08 of Regulation S-X to the Registrant. Based upon this review, we have the following additional comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2007

Item 2. Properties

1. We note your responses to the previous comments issued as included in your response letter dated August 29, 2008. While we understand that the Registrant is a legal entity created under state law, it is our position that series level financial statements and disclosure (including the provisions of Rules 3-09 and 4-08 of Regulation S-X) are required and that materiality must be assessed at the series

level. As such, please amend your filing to provide separate summarized financial information for project partnerships where the significance level of the project partnerships exceeds 10%, in the aggregate, relative to the financial statements of the particular series to which these project partnerships relate.   For those individual project partnerships where the significance level exceeds 20% for any year, please provide audited financial statements. Financial statements may be unaudited for any comparative periods where significance is less than 20%, following S-X Rule 3-09(b).

Report of Independent Registered Public Accounting Firm

Reznick Group, P.C.

2. Please amend your filing to provide revised audit report language from your accountant for the fiscal years ended March 31, 2007 and 2006 which clarifies that the accountant has audited the financial statements of each respective series in addition to auditing the financial statements for the Registrant in total.

Item 9A. Controls and Procedures

3. Please disclose in your filing that management has evaluated the disclosure controls and procedures at the individual series level, along with the Registrant in total, and the conclusions of such evaluations. Additionally, please be aware that management's assessment of internal controls over financial reporting to be included in your annual reports for fiscal years ended after March 30, 2007 should also be made at the individual series level along with the Registrant as a whole.

4. Please make appropriate disclosure within Item 9A which will clarify that the scope of your certifications applies at the series level as well as the Registrant taken as a whole, and that the CEO and CFO are certifying as to the Registrant as a whole, as well as to each series. Provide similar disclosure in all future periodic reports. Please be aware that it would be inappropriate to change the wording of the certifications themselves.

General

5. Your March 31, 2008 Form 10-K should be revised for the above comments, to the extent applicable.

As appropriate, please amend your filing and respond to our comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly

Mr. Oorlog
Gateway Tax Credit Fund III Ltd.
October 28, 2008
Page 3

facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439, or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief